4675 MacArthur Court, Suite 800

Newport Beach, California 92660 USA

949.437.1180  fax:  949.724.1459

J. Nathan Jensen
Vice President and General Counsel

www.cleanenergyfuels.com

October 26, 2015

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549
Attn:  Mara Ransom, Assistant Director Office of Consumer Products

RE:                          Clean Energy Fuels Corp.

Form 10-K for the Fiscal Year Ended December 31, 2014

Response Dated October 22, 2015

File No. 001-33480

Dear Ms. Ransom:

Clean Energy Fuels Corp. (the “Company”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 22, 2015 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (File No. 001-33480) (the “Annual Report”) filed with the Commission on February 26, 2015.

For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in bold and italics herein with responses immediately following such comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Annual Report.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Data, page 36

1.                                      We note your response to comment 1 and your conclusion that changes in the average price per fuel type did not materially impact revenue fluctuations between periods.  You state in your response that the impact of the change in average price for LNG between 2014 as compared to 2013 and 2013 as compared to 2012 was $9.8 million and $5.9 million, respectively.  Based on statement of operations information on page 63, this amounts to approximately 13% and 32% of the change in revenues for 2014 as compared to 2013 and 2013 as compared to 2012, respectively.  Please tell us why you do not believe this LNG price impact represents a material change in revenues and why such information should not be disclosed as a supplement to your total volume discussion.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and confirms that the change in LNG average prices approximated 13% and 32% of the net change in revenues for 2014 as compared to 2013 and for 2013 as compared to 2012, respectively. Although these percentage impacts appear significant when measured against the net change in revenues, the Company respectfully advises the Staff that the Company determined that these impacts were not material based on its assessment of the following quantitative and qualitative factors:

•                  The Company respectfully advises the Staff that it took into consideration and disclosed a variety of other impacts on the changes in revenues between the periods presented, all of which, in the Company’s assessment, were more material than the changes in LNG average prices:

•                  Change in revenues for 2013 compared to 2012:

•                  A decrease in station construction revenue of $57.7 million, which amounted to approximately 312% of the net change in revenues.

•                  An increase in VETC of $47.5 million, which amounted to approximately 257% of the net change in revenues.

•                  A decrease in natural gas vehicle equipment and emission control services (vehicle conversions) revenue of $17.3 million, which amounted to approximately 94% of the net change in revenues.

•                  An increase in IMW Compressor business revenue of $13 million, which amounted to 70% of the net change in revenues.

•                  Change in revenues for 2014 compared to 2013:

•                  An increase in station construction revenue of $40.3 million, which amounted to approximately 53% of the net change in revenues.

•                  A decrease in VETC of $17.0 million, which amounted to approximately 22% of the net change in revenues.

•                  A decrease in natural gas vehicle equipment and emission control services (vehicle conversions) revenue of $7.0 million, which amounted to approximately 9% of the net change in revenues.

•                  An increase in IMW Compressor business revenue of $7.3 million, which amounted to approximately 10% of the net change in revenues.

•                  In addition to the above factors, the Company disclosed in the Annual Report that its overall effective price per gallon increased by $0.07 per gallon in 2013 compared to 2012 and by $0.03 per gallon in 2014 compared to 2013, respectively.  The Company advises the Staff that these increases amounted to $13.8 million, or approximately 75%, of the net change in revenues for 2013 compared to 2012 and $6.3 million, or approximately 8%, of the net change in revenues for 2014 compared to 2013, respectively.  The Company believes these impacts to be more material to the net change in revenues than the impact of changes in LNG average prices and undertakes to disclose in future filings the nature and dollar value of material impacts of such changes.  In addition, the Company respectfully advises the Staff that the impact of the change in the average price of LNG between 2013 compared to 2012 of $5.9 million was considered as part of the change in the overall effective price increase of $0.07 during such period and that the impact of the change in the average price of LNG between 2013 compared to 2012 of $9.8 million was considered as part of the change in the overall effective price increase of $0.03 during such period, respectively.  Therefore, the Company did not consider it material to an investor’s understanding of revenues to further disclose the impacts of average prices of LNG on a standalone basis.

•                  Further, while not disclosed in a dollar value in the Annual Report, the Company advises the Staff that the portion of the increase in revenues pertaining to volume was $21.2 million, which amounted to approximately 115% of the net change in revenues for 2013 compared to 2012 and $41.9 million, which amounted to approximately 55% of the net change in revenues for 2014 compared to 2013, respectively.  The Company undertakes to disclose these dollar values in future filings.

•                  The impact of the change in price for LNG to total consolidated revenue was less than 3% and 2% from 2013 to 2014 and from 2012 to 2013, respectively.

•                  The Company determined that changes in volume were the primary drivers and prices were the secondary drivers with regard to the change in revenues for its volume-related revenue. With the market for natural gas as a vehicle fuel still emerging, the Company, its shareholders, and analysts look at volume and the changes in gallons delivered as a key indicator of the Company’s performance. The change in price is generally the result in the change in natural gas commodity prices.

For the reasons discussed above, the Company determined that the judgment of a reasonable investor would not have been changed or influenced by the inclusion of the discussion of the change in average price for LNG in the Annual Report. As previously discussed, the Company’s goal is to grow the market of natural gas used as a vehicle fuel by having  vehicles switch from gasoline and diesel to natural gas and one of the strongest indicators of the Company’s performance is how many gasoline gallon equivalents (GGEs) were delivered and the related impact on revenues.

The Company acknowledges the Staff’s comment that changes in LNG prices during the periods presented in the Annual Report had a material impact on the change in total revenues based on the percentage of the net change of total revenues and undertakes to separately disclose in future filings any material changes in revenues caused by the impact of changes in the effective prices between periods, in accordance with Item 303(A)(3)(iii) of Regulation S-K.

* * * *

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (949) 437-1000.

Sincerely,

/s/ J. Nathan Jensen

J. Nathan Jensen Vice President and General Counsel